UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2010

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 20 January 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 January 2010
Number	02/10

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2009

•	Another half year production record for petroleum and iron ore, due to successful growth project delivery. Half year production records were also set for nickel and zinc.

•

Half year production records achieved at Western Australia Iron Ore, North West Shelf, Hunter Valley Energy Coal, Poitrel and Nickel West (all Australia), Samarco and Alumar refinery (both Brazil) and Zamzama (Pakistan).

•	Quarterly production records achieved for alumina and nickel, and at North West Shelf, Nickel West, Alumar refinery and Zamzama.

•

During the half year first production was achieved at Western Australia Iron Ore Rapid Growth Project 4 (RGP4), Alumar refinery expansion and Klipspruit expansion (South Africa), reflecting our continued investment through the cycle. With the completion of RGP4, Western Australia Iron Ore operations would have more than doubled its installed capacity since the accelerated growth program commenced in 2002.

During the December quarter we saw strong price recovery across the commodity suite driven by demand in China and restocking in the developed world.

Government stimulus measures appear to have supported a gradual return to normalised global trade, albeit from a low base, and most key indicators across the developed economies showed improvement.

Going forward the speed of recovery in the developed economies remains uncertain, particularly considering the eventual withdrawal of government stimulus. In China the impact of measures to control loan growth will add another future variable.

Consequently we expect some degree of volatility in the short term outlook for our commodities.

Petroleum

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	47,561	22,893	28%	26%	-7%
Natural Gas (bcf)	192.05	92.81	4%	3%	-6%
Total Petroleum Products (million boe)	79.57	38.36	17%	16%	-7%

Total Petroleum Production – Petroleum has delivered another half year production record. Production was higher than the December 2008 half year due to ramp up of Shenzi (USA), strong reservoir performance from Atlantis and no weather related interruptions. The December 2009 quarter production decreased against the previous quarter due lower seasonal demand in eastern Australia and planned downtime at Gulf of Mexico non-operated assets – Mad Dog and Atlantis (all USA).

Crude Oil, Condensate, and Natural Gas Liquids – Crude and condensate production was significantly higher than the December 2008 half year due to Shenzi start-up, with the facility operating above design capacity. Strong reservoir performance from Atlantis and the lack of hurricane downtime also contributed to the significant increase in production.

Production was down against the September 2009 quarter due to natural field decline, lower seasonal associated gas demand in eastern Australia and planned maintenance in Gulf of Mexico assets.

Natural Gas – Production was higher than the December 2008 half year mainly due to the contribution from recently commissioned growth projects in North West Shelf (Australia) and strong natural gas production in Pakistan. Production was down against the September 2009 quarter mainly due to lower seasonal demand in eastern Australia.

Aluminium

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Alumina (‘000 tonnes) (a)	1,780	939	1%	5%	12%
Aluminium (‘000 tonnes)	626	313	1%	1%	0%

Alumina – Production was higher than all comparative periods due to the continued ramp up of the Alumar refinery expansion. Alumar is currently operating at 80 per cent of the new nameplate capacity and is expected to reach full capacity by the end of June 2010. However, production during the September 2009 quarter was impacted by an unplanned calciner outage at Worsley Alumina (Australia). The Worsley stockpiled hydrate is expected to be recovered by the end of the June 2010 financial year.

Aluminium – Production across all operations was in line with comparative periods.

Base Metals

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Copper (‘000 tonnes)	555.0	271.1	-10%	-12%	-5%
Lead (tonnes)	124,433	63,073	0%	-4%	3%
Zinc (tonnes)	106,260	59,835	33%	58%	29%
Silver (‘000 ounces)	22,458	11,689	3%	2%	9%
Uranium Oxide Concentrate (Uranium) (tonnes)	1,478	348	-25%	-60%	-69%

Copper – Production was lower than comparative periods mainly due to the Clark Shaft outage at Olympic Dam (Australia), reducing production by approximately 20 thousand tonnes, and industrial action at Spence (Chile), which led to decreased production of approximately 28 thousand tonnes. This was partially offset by stronger production at Escondida (Chile) due to higher grade and the return of the Laguna Seca SAG mill to full operation, following the successful repairs completed in the September 2009 quarter.

The cessation of Pinto Valley (USA) sulphide mining in February 2009 also impacted production when compared to the December 2008 half year and quarter.

Olympic Dam ore hoisting continued to operate at approximately 25 per cent of capacity. Mining of higher grade ore zones has been prioritised following the Clark Shaft incident. Repairs to the Clark Shaft haulage system are progressing well. Currently, Clark Shaft production is expected to resume in the March 2010 quarter, however, we will regularly review the repairs development.

At 31 December 2009 the Group had 260,240 tonnes of outstanding copper sales that were revalued at a weighted average price of US$7,297 per tonne. The final price of these sales will be determined in 2010. In addition, 234,871 tonnes of copper sales from the 2009 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2009 will increase earnings(b) by US$467 million for the period.

Lead – Production was in line with all comparative periods.

Zinc – Production was higher than all comparative periods due to increased zinc grade at Antamina and Cannington (Australia).

Silver – Production was higher than all comparative periods due to increased production at Antamina and Escondida, and higher ore milled at Cannington.

Uranium – Production during the December 2009 quarter was impacted by the Olympic Dam incident noted above.

Diamonds & Specialty Products

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Diamonds (‘000 carats)	1,540	760	13%	28%	-3%

Diamonds – Production was higher than the December 2008 half year and quarter due to an increase in ore processed and the full ramp up of the Koala Underground (Canada) mine which contains a larger proportion of higher value carats. Production continues to be influenced by variability of ore sources due to the mix of open pit and underground mining.

Stainless Steel Materials

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Nickel (‘000 tonnes) (c)	84.4	49.0	45%	20%	38%

Nickel – Production was higher than all comparative periods due to record performance at Nickel West (Australia). The September 2009 quarter was impacted by planned maintenance at Cerro Matoso (Colombia) and a restriction in hydrogen supply at the Kwinana Nickel Refinery (Australia). The December 2008 half year also included the major furnace rebuild at the Kalgoorlie Nickel Smelter (Australia). In the December 2009 quarter, the Kalgoorlie Nickel Smelter achieved record quarterly production.

Iron Ore

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Iron Ore (‘000 tonnes)	62,555	32,449	6%	11%	8%

Iron Ore – Record production and shipments were achieved for the half year and quarter ended December 2009 through the utilisation of rail and port infrastructure improvements as part of RGP4. Ramp up of RGP4 is continuing with full capacity expected to be achieved by the end of calendar year 2011. Including RGP4, the full installed capacity across the Western Australia Iron Ore operations is 155 million tonnes per annum (100 per cent basis).

For the half year ended December 2009, 54 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing, with the remainder sold on shorter term reference pricing.

Manganese

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Manganese Ore (‘000 tonnes)	2,693	1,537	-17%	9%	33%
Manganese Alloy (‘000 tonnes)	194	131	-49%	-28%	108%

Manganese Ore – As expected, production for the December 2009 quarter was higher in line with improved demand. Production is expected to return to normal levels in the March 2010 quarter.

Manganese Alloy – As highlighted in the previous report, December 2009 quarter production was approximately 65 per cent of capacity. Furnaces restarted since the September 2009 quarter are progressively ramping up as the demand environment improves. Production is expected to be at full capacity towards the end of the March 2010 quarter.

Metallurgical Coal

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Metallurgical Coal (‘000 tonnes)	18,297	8,893	-5%	-12%	-5%

Metallurgical Coal – The December 2009 quarterly production was impacted by planned maintenance at Queensland Coal and planned longwall moves at Illawarra Coal (both Australia). The Illawarra Coal longwall moves will continue to impact production in the March 2010 quarter. Despite lower production, record quantities of coking coal were shipped during the half year in response to stronger demand conditions.

Energy Coal

	DEC 2009 HALF	DEC 2009 QTR	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
Energy Coal (‘000 tonnes)	35,519	15,460	-1%	-3%	-14%

Energy Coal – Production in the December 2009 quarter was impacted by planned and unplanned interruptions across various operations. Production at Cerrejon (Colombia) was constrained by lower demand. New Mexico (USA) was impacted by planned outages and South African mines were impacted by unplanned maintenance and weather interruptions.

(a)	Excluding Suriname which was sold effective 31 July 2009.

(b)	Earnings before interest and tax.

(c)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
		DEC 2008	SEPT 2009	DEC 2009	DEC 2009	DEC 2008	DEC H09 vs DEC H08	DEC Q09 vs DEC Q08	DEC Q09 vs SEPT Q09
PETROLEUM

Crude oil & condensate	(’000 bbl)	16,012	21,648	20,506	42,154	32,192	31%	28%	-5%

Natural gas	(bcf)	90.23	99.24	92.81	192.05	185.50	4%	3%	-6%

Natural gas liquid	(’000 bbl)	2,107	3,020	2,387	5,407	4,847	12%	13%	-21%

Total Petroleum Products	(million boe)	33.16	41.21	38.36	79.57	67.96	17%	16%	-7%
ALUMINIUM

Alumina (a)	(’000 tonnes)	897	841	939	1,780	1,754	1%	5%	12%

Aluminium	(’000 tonnes)	310	313	313	626	619	1%	1%	0%
BASE METALS

Copper	(’000 tonnes)	308.2	283.9	271.1	555.0	617.1	-10%	-12%	-5%

Lead	(tonnes)	66,022	61,370	63,073	124,443	124,274	0%	-4%	3%

Zinc	(tonnes)	37,870	46,425	59,835	106,260	79,631	33%	58%	29%

Gold	(ounces)	45,790	39,911	45,041	84,952	87,541	-3%	-2%	13%

Silver	(’000 ounces)	11,515	10,769	11,689	22,458	21,815	3%	2%	9%

Uranium oxide concentrate	(tonnes)	860	1,130	348	1,478	1,970	-25%	-60%	-69%

Molybdenum	(tonnes)	411	241	113	354	1,019	-65%	-73%	-53%
DIAMONDS AND SPECIALTY PRODUCTS

Diamonds	(’000 carats)	594	780	760	1,540	1,367	13%	28%	-3%
STAINLESS STEEL MATERIALS

Nickel (b)	(’000 tonnes)	40.7	35.4	49.0	84.4	58.4	45%	20%	38%

IRON ORE

Iron ore	(’000 tonnes)	29,355	30,106	32,449	62,555	59,179	6%	11%	8%
MANGANESE

Manganese ore	(’000 tonnes)	1,412	1,156	1,537	2,693	3,242	-17%	9%	33%

Manganese alloy	(’000 tonnes)	181	63	131	194	384	-49%	-28%	108%
METALLURGICAL COAL

Metallurgical coal	(’000 tonnes)	10,150	9,404	8,893	18,297	19,360	-5%	-12%	-5%
ENERGY COAL

Energy coal	(’000 tonnes)	15,929	18,059	15,460	33,519	33,993	-1%	-3%	-14%

(a)	Excluding Suriname which was sold effective 31 July 2009.
(b)	Excluding Yabulu which was sold effective 31 July 2009.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					HALF YEAR ENDED
	BHP Billiton Interest	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
PETROLEUM
Production

Crude oil & condensate (’000 bbl)		16,012	15,613	18,523	21,648	20,506	42,154	32,192

Natural gas (bcf)		90.23	82.19	97.17	99.24	92.81	192.05	185.50

NGL (’000 bbl) (a)		2,107	2,361	2,840	3,020	2,387	5,407	4,847

Total Petroleum Products (million boe)		33.16	31.67	37.56	41.21	38.36	79.57	67.96
ALUMINIUM
ALUMINA
Production (’000 tonnes)

Worsley	86%	756	688	747	709	755	1,464	1,489

Suriname (b)	45%	242	226	226	78	—	78	483

Alumar	36%	141	137	135	132	184	316	265

Total		1,139	1,051	1,108	919	939	1,858	2,237
ALUMINIUM
Production (’000 tonnes)

Hillside	100%	176	174	177	179	180	359	351

Bayside	100%	25	24	25	25	25	50	50

Alumar	40%	44	44	44	44	43	87	89

Mozal	47%	65	62	64	65	65	130	129

Total		310	304	310	313	313	626	619
BASE METALS (c)
COPPER
Payable metal in concentrate (’000 tonnes)

Escondida	57.5%	102.7	86.6	111.5	102.8	130.6	233.4	219.5

Antamina	33.8%	28.6	25.7	26.3	24.3	26.6	50.9	57.0

Pinto Valley (d)	100%	14.7	4.4	—	—	—	—	28.9

Total		146.0	116.7	137.8	127.1	157.2	284.3	305.4
Cathode (’000 tonnes)

Escondida	57.5%	42.1	45.0	49.4	47.9	45.9	93.8	77.7

Cerro Colorado	100%	26.3	26.5	27.5	18.6	21.6	40.2	48.1

Spence	100%	44.5	47.7	44.8	51.0	18.8	69.8	80.2

Pinto Valley (d)	100%	1.7	1.5	1.4	1.6	1.5	3.1	3.3

Olympic Dam	100%	47.6	45.4	46.3	37.7	26.1	63.8	102.4

Total		162.2	166.1	169.4	156.8	113.9	270.7	311.7

LEAD
Payable metal in concentrate (tonnes)

Cannington	100%	65,622	46,259	57,145	60,879	61,701	122,580	123,390

Antamina	33.8%	400	976	1,397	491	1,372	1,863	884

Total		66,022	47,235	58,542	61,370	63,073	124,443	124,274
ZINC
Payable metal in concentrate (tonnes)

Cannington	100%	14,199	12,943	13,258	15,190	18,324	33,514	28,648

Antamina	33.8%	23,671	26,454	30,929	31,235	41,511	72,746	50,983

Total		37,870	39,397	44,187	46,425	59,835	106,260	79,631
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)

Escondida	57.5%	17,840	17,496	17,595	13,905	20,924	34,829	32,231

Olympic Dam (refined gold)	100%	27,950	23,331	29,398	26,006	24,117	50,123	55,310

Pinto Valley (d)	100%	—	920	—	—	—	—	—

Total		45,790	41,747	46,993	39,911	45,041	84,952	87,541
SILVER
Payable metal in concentrate (’000 ounces)

Escondida	57.5%	738	673	686	512	825	1,337	1,406

Antamina	33.8%	915	1,003	1,240	1,039	1,360	2,399	1,847

Cannington	100%	9,565	6,802	8,609	9,013	9,334	18,347	17,956

Olympic Dam (refined silver)	100%	234	200	259	205	170	375	478

Pinto Valley (d)	100%	63	52	2	—	—	—	128

Total		11,515	8,730	10,796	10,769	11,689	22,458	21,815
URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)

Olympic Dam	100%	860	883	1,154	1,130	348	1,478	1,970

Total		860	883	1,154	1,130	348	1,478	1,970
MOLYBDENUM
Payable metal in concentrate (tonnes)

Antamina	33.8%	365	318	166	241	113	354	879

Pinto Valley (d)	100%	46	19	—	—	—	—	140

Total		411	337	166	241	113	354	1,019
DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (’000 carats)

Ekati™	80%	594	951	903	780	760	1,540	1,367
STAINLESS STEEL MATERIALS
NICKEL
Production (’000 tonnes)

CMSA	99.9%	13.0	13.1	13.7	12.0	13.0	25.0	23.7

Yabulu (e)	100%	9.5	7.5	7.8	2.8	—	2.8	18.6

Nickel West	100%	27.7	26.9	27.1	23.4	36.0	59.4	34.7

Total		50.2	47.5	48.6	38.2	49.0	87.2	77.0

IRON ORE
Production (’000 tonnes) (f)

Newman (g)	85%	8,046	7,510	7,123	7,549	8,174	15,723	16,717

Goldsworthy Joint Venture	85%	346	558	280	428	417	845	578

Area C Joint Venture	85%	8,716	9,181	8,407	9,189	10,207	19,396	17,925

Yandi Joint Venture	85%	10,026	9,370	9,461	10,194	10,885	21,079	18,987

Samarco	50%	2,221	1,569	1,777	2,746	2,766	5,512	4,972

Total		29,355	28,188	27,048	30,106	32,449	62,555	59,179
MANGANESE
MANGANESE ORES
Saleable production (’000 tonnes)

South Africa (h)	60%	755	351	156	428	664	1,092	1,684

Australia (h)	60%	657	382	344	728	873	1,601	1,558

Total		1,412	733	500	1,156	1,537	2,693	3,242
MANGANESE ALLOYS
Saleable production (’000 tonnes)

South Africa (h) (i)	60%	112	51	5	30	76	106	245

Australia (h)	60%	69	53	20	33	55	88	139

Total		181	104	25	63	131	194	384
METALLURGICAL COAL
Production (’000 tonnes) (j)

BMA	50%	6,781	5,165	6,378	5,822	5,609	11,431	13,165

BHP Mitsui Coal (k)	80%	1,771	549	1,482	1,597	1,829	3,426	3,404

Illawarra	100%	1,598	1,882	1,600	1,985	1,455	3,440	2,791

Total		10,150	7,596	9,460	9,404	8,893	18,297	19,360
ENERGY COAL
Production (’000 tonnes)

South Africa	100%	7,484	6,453	7,682	8,099	7,382	15,481	15,761

USA	100%	3,017	2,907	4,207	4,162	2,978	7,140	7,022

Australia	100%	2,993	2,768	3,039	3,173	2,887	6,060	5,968

Colombia	33%	2,435	2,618	2,734	2,625	2,213	4,838	5,242

Total		15,929	14,746	17,662	18,059	15,460	33,519	33,993

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Suriname was sold effective 31 July 2009.
(c)	Metal production is reported on the basis of payable metal.
(d)	The Pinto Valley operations were placed on care and maintenance in February 2009.
(e)	Yabulu was sold effective 31 July 2009.
(f)	Iron ore production is reported on a wet tonnes basis.
(g)	Newman includes Mt Newman Joint Venture and Jimblebar.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Production includes Medium Carbon Ferro Manganese.
(j)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(k)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (’000 barrels)

Bass Strait	3,230	3,057	3,744	3,501	3,031	6,532	6,642

North West Shelf (a)	2,434	2,150	2,178	2,305	2,362	4,667	4,549

Stybarrow	2,720	1,843	1,538	1,328	979	2,307	6,096

Other Australia (b)	185	158	150	172	46	218	391

Atlantis (c) (d)	2,319	2,449	3,333	4,630	4,301	8,931	4,551

Mad Dog (c)	1,090	1,403	1,355	1,268	906	2,174	1,915

Shenzi (c) (e)	—	49	2,788	5,001	5,528	10,529	186

Trinidad /Tobago	568	542	354	445	398	843	1,273

Other Americas (c) (f)	935	613	505	473	453	926	1,671

UK	777	796	869	629	677	1,306	1,457

Algeria	1,664	2,457	1,611	1,793	1,717	3,510	3,288

Pakistan	90	96	98	103	108	211	173

Total	16,012	15,613	18,523	21,648	20,506	42,154	32,192

NATURAL GAS (billion cubic feet)

Bass Strait	25.12	17.02	28.98	31.31	24.20	55.51	62.20

North West Shelf (a)	31.79	31.63	32.97	32.86	33.98	66.84	58.80

Other Australia (b)	6.35	6.75	6.11	5.83	5.47	11.30	13.68

Atlantis (c) (d)	1.16	1.32	1.95	2.85	2.38	5.23	2.41

Mad Dog (c)	0.25	0.33	0.33	0.35	0.20	0.55	0.44

Shenzi (c) (e)	—	—	0.73	1.75	1.90	3.65	0.04

Other Americas (c) (f)	1.43	1.76	1.68	1.75	1.54	3.29	2.98

UK	9.70	8.95	8.11	5.20	5.08	10.28	17.21

Pakistan	14.43	14.43	16.31	17.34	18.06	35.40	27.74

Total	90.23	82.19	97.17	99.24	92.81	192.05	185.50

NGL (’000 barrels)

Bass Strait	1,352	982	1,875	2,080	1,572	3,652	3,501

North West Shelf (a)	402	416	437	438	464	902	766

UK	89	31	97	51	—	51	130

Algeria	264	932	431	451	351	802	450

Total	2,107	2,361	2,840	3,020	2,387	5,407	4,847

TOTAL PETROLEUM PRODUCTS	33.16	31.67	37.56	41.21	38.36	79.57	67.96

(million barrels of oil equivalent) (g)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter. North West Shelf Angel was commissioned during the December 2008 quarter.
(b)	Other Australia includes Griffin and Minerva. Griffin ceased production on 23 October 2009.
(c)	Gulf of Mexico volumes are net of royalties.
(d)	Atlantis North achieved first production on 5 June 2009.
(e)	The Genghis Khan operation is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(f)	Other Americas includes Neptune, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(g)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
ALUMINA
Production

Worsley, Australia	756	688	747	709	755	1,464	1,489

Paranam, Suriname (a)	242	226	226	78	—	78	483

Alumar, Brazil	141	137	135	132	184	316	265

Total	1,139	1,051	1,108	919	939	1,858	2,237

Sales

Worsley, Australia	763	683	731	716	773	1,489	1,544

Paranam, Suriname (a)	252	218	246	74	—	74	468

Alumar, Brazil	140	110	145	154	180	334	268

Total (b)	1,155	1,011	1,122	944	953	1,897	2,280
ALUMINIUM
Production

Hillside, South Africa	176	174	177	179	180	359	351

Bayside, South Africa	25	24	25	25	25	50	50

Alumar, Brazil	44	44	44	44	43	87	89

Mozal, Mozambique	65	62	64	65	65	130	129

Total	310	304	310	313	313	626	619

Sales

Hillside, South Africa	185	173	189	147	203	350	345

Bayside, South Africa	24	26	22	26	27	53	48

Alumar, Brazil	50	48	47	44	45	89	87

Mozal, Mozambique	105	41	88	67	56	123	141

Total	364	288	346	284	331	615	621

Tolling Agreement (b)	27	40	31	15	—	15	58

	391	328	377	299	331	630	679

(a)	Suriname was sold effective 31 July 2009.
(b)	Equity Alumina from Suriname was converted into Aluminium under a third party tolling agreement. These tonnages were allocated to equity sales. This Aluminium is now treated as third party product following the sale of Suriname.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED				HALF YEAR ENDED
			DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(’000 tonnes	)	100,544	97,357	102,558	102,352	101,976	204,328	199,919
Sulphide ore milled (100%)	(’000 tonnes	)	22,516	21,381	19,898	16,224	20,246	36,470	42,932
Average copper grade	(	%)	1.04%	0.93%	1.22%	1.40%	1.38%	1.39%	1.17%
Production ex Mill (100%)	(’000 tonnes	)	186.3	156.4	199.6	188.4	233.0	421.4	394.9
Production
Payable copper	(’000 tonnes	)	102.7	86.6	111.5	102.8	130.6	233.4	219.5
Payable gold concentrate	(fine ounces	)	17,840	17,496	17,595	13,905	20,924	34,829	32,231
Copper cathode (EW)	(’000 tonnes	)	42.1	45.0	49.4	47.9	45.9	93.8	77.7
Payable silver concentrate	(’000 ounces	)	738	673	686	512	825	1,337	1,406
Sales
Payable copper	(’000 tonnes	)	93.8	93.0	114.2	88.9	144.3	233.2	212.0
Payable gold concentrate	(fine ounces	)	16,377	19,050	17,816	11,991	23,031	35,022	30,898
Copper cathode (EW)	(’000 tonnes	)	41.8	45.6	48.4	40.7	51.1	91.8	73.0
Payable silver concentrate	(’000 ounces	)	678	732	685	441	910	1,351	1,344
Cerro Colorado, Chile
Material mined	(’000 tonnes	)	18,598	17,927	17,289	17,019	16,586	33,605	35,124
Ore milled	(’000 tonnes	)	4,379	4,405	3,598	3,758	4,314	8,072	8,973
Average copper grade	(	%)	0.86%	0.86%	0.89%	0.79%	0.78%	0.78%	0.86%
Production
Copper cathode (EW)	(’000 tonnes	)	26.3	26.5	27.5	18.6	21.6	40.2	48.1
Sales
Copper cathode (EW)	(’000 tonnes	)	26.2	26.5	30.5	18.3	21.2	39.5	49.1
Spence, Chile
Material mined	(’000 tonnes	)	20,562	19,505	20,049	19,111	3,800	22,911	39,300
Ore milled	(’000 tonnes	)	4,154	4,300	4,921	4,670	1,190	5,860	8,644
Average copper grade	(	%)	1.66%	1.51%	1.36%	1.55%	1.22%	1.48%	1.93%
Production
Copper cathode (EW)	(’000 tonnes	)	44.5	47.7	44.8	51.0	18.8	69.8	80.2
Sales
Copper cathode (EW)	(’000 tonnes	)	43.3	45.1	45.2	42.2	32.7	74.9	77.9
Antamina, Peru
Material mined (100%)	(’000 tonnes	)	28,111	27,060	29,381	27,571	29,485	57,056	58,137
Sulphide ore milled (100%)	(’000 tonnes	)	8,058	7,853	8,437	8,321	8,962	17,283	16,191
Average head grades
- Copper	(	%)	1.25%	1.22%	1.19%	1.10%	1.15%	1.13%	1.20%
- Zinc	(	%)	1.33%	1.57%	1.73%	1.65%	2.04%	1.85%	1.43%
Production
Payable copper	(’000 tonnes	)	28.6	25.7	26.3	24.3	26.6	50.9	57.0

Payable zinc	(tonnes	)	23,671	26,454	30,929	31,235	41,511	72,746	50,983
Payable silver	(’000 ounces	)	915	1,003	1,240	1,039	1,360	2,399	1,847

Payable lead	(tonnes	)	400	976	1,397	491	1,372	1,863	884

Payable molybdenum	(tonnes	)	365	318	166	241	113	354	879
Sales
Payable copper	(’000 tonnes	)	29.4	28.7	24.2	25.6	26.6	52.2	56.1
Payable zinc	(tonnes	)	27,024	24,457	29,110	30,633	40,280	70,913	53,426
Payable silver	(’000 ounces	)	844	754	987	1,079	1,135	2,214	1,563

Payable lead	(tonnes	)	518	207	724	1,707	703	2,410	905

Payable molybdenum	(tonnes	)	398	382	171	264	107	371	880
Cannington, Australia
Material mined	(’000 tonnes	)	863	824	793	840	839	1,679	1,587
Ore milled	(’000 tonnes	)	817	628	746	798	859	1,657	1,641
Average head grades

- Silver	(g/t	)	438	398	427	418	405	411	411
- Lead	(	%)	9.5%	8.8%	9.0%	9.0%	8.5%	8.7%	8.9%
- Zinc	(	%)	3.1%	3.3%	3.0%	3.1%	3.4%	3.3%	3.0%
Production
Payable silver	(’000 ounces	)	9,565	6,802	8,609	9,013	9,334	18,347	17,956

Payable lead	(tonnes	)	65,622	46,259	57,145	60,879	61,701	122,580	123,390

Payable zinc	(tonnes	)	14,199	12,943	13,258	15,190	18,324	33,514	28,648
Sales
Payable silver	(’000 ounces	)	9,958	5,490	9,841	7,978	9,652	17,630	19,465

Payable lead	(tonnes	)	67,467	36,945	64,544	53,778	66,088	119,866	132,447

Payable zinc	(tonnes	)	10,990	11,195	15,649	10,697	19,766	30,463	27,939

Olympic Dam, Australia
Material mined (a)	(’000 tonnes	)	2,419	2,415	2,370	2,479	734	3,213	5,047
Ore milled	(’000 tonnes	)	2,456	2,301	2,608	2,453	717	3,170	4,974
Average copper grade	(	%)	1.80%	1.83%	1.75%	1.70%	1.99%	1.77%	1.94%

Average uranium grade	kg/t		0.50	0.52	0.57	0.58	0.58	0.58	0.53
Production

Copper cathode (ER)	(’000 tonnes	)	44.6	42.7	42.6	34.5	25.0	59.5	96.5

Copper cathode (EW)	(’000 tonnes	)	3.0	2.7	3.7	3.2	1.1	4.3	5.9

Uranium oxide concentrate	(tonnes	)	860	883	1,154	1,130	348	1,478	1,970

Refined gold	(fine ounces	)	27,950	23,331	29,398	26,006	24,117	50,123	55,310

Refined silver	(’000 ounces	)	234	200	259	205	170	375	478

Sales

Copper cathode (ER)	(’000 tonnes	)	48.3	42.7	40.5	36.1	23.7	59.8	97.8

Copper cathode (EW)	(’000 tonnes	)	2.8	2.7	3.8	3.2	1.5	4.7	6.1

Uranium oxide concentrate	(tonnes	)	1,262	829	1,261	537	1,540	2,077	2,130

Refined gold	(fine ounces	)	26,383	24,298	35,876	25,053	22,666	47,719	52,504

Refined silver	(’000 ounces	)	250	79	400	173	198	371	482
(a) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, USA (a)
Production

Copper concentrate	(’000 tonnes	)	14.7	4.4	—	—	—	—	28.9

Copper cathode (EW)	(’000 tonnes	)	1.7	1.5	1.4	1.6	1.5	3.1	3.3

Payable silver	(’000 ounces	)	63	52	2	—	—	—	128

Payable gold	(ounces	)	—	920	—	—	—	—	—

Payable molybdenum	(tonnes	)	46	19	—	—	—	—	140
Sales

Copper concentrate	(’000 tonnes	)	13.0	10.5	—	—	—	—	27.0

Copper cathode (EW)	(’000 tonnes	)	1.4	1.5	1.6	1.3	1.6	2.9	3.0

Payable silver	(’000 ounces	)	63	52	2	—	—	—	128

Payable gold	(ounces	)	—	920	—	—	—	—	—

Payable molybdenum	(tonnes	)	44	100	—	—	—	—	59

(a)	During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

			QUARTER ENDED				HALF YEAR ENDED
			DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
EkatiTM, Canada

Ore Processed (100%)	(’000 tonnes	)	910	1,250	1,410	1,223	1,216	2,439	2,102
Production	(’000 carats	)	594	951	903	780	760	1,540	1,367

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
NICKEL
CMSA, Colombia

Production	13.0	13.1	13.7	12.0	13.0	25.0	23.7

Sales	11.0	11.6	18.1	11.4	11.4	22.8	21.7
Yabulu, Australia (a)
Production

Nickel metal	9.5	7.5	7.8	2.8	—	2.8	18.6

Cobalt	0.4	0.2	0.4	0.1	—	0.1	0.8
Sales

Nickel metal	9.4	9.1	7.9	2.2	—	2.2	16.6

Cobalt	0.3	0.3	0.3	0.1	—	0.1	0.7
(a) Yabulu was sold effective 31 July 2009.
Nickel West, Australia
Production

Nickel contained in concentrate	5.4	4.5	5.0	4.1	5.3	9.4	11.8

Nickel contained in finished matte	10.8	6.1	4.1	5.0	13.0	18.0	11.4

Nickel metal	11.5	16.3	18.0	14.3	17.7	32.0	11.5

Nickel production	27.7	26.9	27.1	23.4	36.0	59.4	34.7

Sales

Nickel contained in concentrate	5.6	4.3	5.2	3.9	5.2	9.1	11.7

Nickel contained in finished matte	10.2	5.9	5.5	3.7	11.8	15.5	10.2

Nickel metal	6.6	15.1	19.0	14.1	17.5	31.6	11.3

Nickel sales	22.4	25.3	29.7	21.7	34.5	56.2	33.2

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production

Newman (b)	8,046	7,510	7,123	7,549	8,174	15,723	16,717

Goldsworthy Joint Venture	346	558	280	428	417	845	578

Area C Joint Venture	8,716	9,181	8,407	9,189	10,207	19,396	17,925

Yandi Joint Venture	10,026	9,370	9,461	10,194	10,885	21,079	18,987

Total (BHP Billiton share)	27,134	26,619	25,271	27,360	29,683	57,043	54,207

Total production (100%)	31,922	31,316	29,731	32,188	34,921	67,109	63,773
Shipments

Lump	7,598	8,163	7,989	7,839	8,141	15,980	16,770

Fines	18,917	19,486	17,035	19,932	20,787	40,719	37,930

Total (BHP Billiton share)	26,515	27,649	25,024	27,771	28,928	56,699	54,700

Total sales (100%)	31,194	32,528	29,441	32,672	34,033	66,705	64,353
(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.
Samarco, Brazil

Production	2,221	1,569	1,777	2,746	2,766	5,512	4,972

Shipments	1,808	1,428	1,788	3,076	2,933	6,009	4,644

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
MANGANESE ORE
South Africa (a)

Saleable production	755	351	156	428	664	1,092	1,684

Sales	490	221	367	712	751	1,463	1,407
Australia (a)

Saleable production	657	382	344	728	873	1,601	1,558

Sales	323	442	530	838	985	1,823	1,195
MANGANESE ALLOY
South Africa (a) (b)

Saleable production	112	51	5	30	76	106	245

Sales	56	54	70	101	66	167	162
Australia (a)

Saleable production	69	53	20	33	55	88	139

Sales	57	36	32	60	68	128	113

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(b)	Production includes Medium Carbon Ferro Manganese.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA

Blackwater	1,239	1,165	1,521	1,352	1,500	2,852	2,696

Goonyella	1,915	1,346	1,725	1,507	1,548	3,055	3,614

Peak Downs	1,103	1,105	1,268	1,187	817	2,004	2,017

Saraji	1,027	651	723	779	726	1,505	2,131

Norwich Park	605	427	513	392	575	967	1,044

Gregory Joint Venture	892	471	628	605	443	1,048	1,663

BMA total	6,781	5,165	6,378	5,822	5,609	11,431	13,165

BHP Mitsui Coal (b)

South Walker Creek	943	386	600	821	1,063	1,884	1,992

Poitrel	828	163	882	776	766	1,542	1,412

BHP Mitsui Coal total	1,771	549	1,482	1,597	1,829	3,426	3,404

Queensland total	8,552	5,714	7,860	7,419	7,438	14,857	16,569

Shipments

Coking coal	5,590	4,703	5,087	5,725	5,935	11,660	11,513

Weak coking coal	1,547	1,041	1,796	1,613	1,778	3,391	3,508

Thermal coal	297	253	461	453	204	657	759

Total	7,434	5,997	7,344	7,791	7,917	15,708	15,780

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
Illawarra, Australia

Production	1,598	1,882	1,600	1,985	1,455	3,440	2,791
Shipments

Coking coal	1,195	1,637	1,696	2,097	1,408	3,505	2,090

Thermal coal	166	346	46	159	250	409	326

Total	1,361	1,983	1,742	2,256	1,658	3,914	2,416

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED				HALF YEAR ENDED
	DEC 2008	MAR 2009	JUNE 2009	SEPT 2009	DEC 2009	DEC 2009	DEC 2008
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(’000 tonnes)
South Africa

Production	7,484	6,453	7,682	8,099	7,382	15,481	15,761
Sales

Export	2,945	1,672	1,700	2,377	2,849	5,226	5,274

Local utility	5,243	4,725	5,446	5,378	4,687	10,065	10,624

Inland	123	97	70	46	49	95	499

Total	8,311	6,494	7,216	7,801	7,585	15,386	16,397
New Mexico, USA
Production

Navajo Coal	1,923	1,950	2,426	2,167	1,785	3,952	3,987

San Juan Coal	1,094	957	1,781	1,995	1,193	3,188	3,035

Total	3,017	2,907	4,207	4,162	2,978	7,140	7,022

Sales - local utility	3,605	3,172	3,453	3,604	3,660	7,264	7,265
Hunter Valley, Australia

Production	2,993	2,768	3,039	3,173	2,887	6,060	5,968
Sales

Export	2,242	2,360	1,958	1,766	2,959	4,725	4,091

Inland	650	764	573	619	382	1,001	1,596

Total	2,892	3,124	2,531	2,385	3,341	5,726	5,687
Cerrejon Coal, Colombia

Production	2,435	2,618	2,734	2,625	2,213	4,838	5,242

Sales - export	2,829	2,409	2,623	2,335	2,745	5,080	5,422